Exhibit 16.1

                          [ARTHUR ANDERSEN LETTERHEAD]

June 27, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read the first five paragraphs of Item 4 included in the Form 8-K dated June 27, 2002 of The First of Long Island Corporation to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,
/s/Arthur Andersen LLP

Copy to:
Mr. Mark D. Curtis
Senior Vice President and Treasurer (principal accounting and financial officer) The First of Long Island Corporation